UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(Amendment No. 1)

Tender Offer Statement under Section 14(d)(1) or Section 13(e)(1)
of the Securities Exchange Act of 1934

ISABELLA BANK CORPORATION
(Name of Subject Company (issuer))

ISABELLA BANK CORPORATION
(Name of Filing Persons (issuer))

Common Stock, No Par Value
(Title of Class of Securities)

464214105
(CUSIP Number of Class of Securities)

Jae A. Evans
Chief Executive Officer
Isabella Bank Corporation
401 N. Main Street
Mt. Pleasant, MI 48858
(989) 779-6236
(Name, address and telephone number of person authorized to
receive notices and communications on behalf of filing persons)

with copies to:
Matt G. Hrebec, Esq.
Foster Swift Collins & Smith PC
313 South Washington Square
Lansing, MI 48933-2193
Telephone: (517) 371-8100

CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing fee**
$20,000,000	$2,182.00

*	Estimated solely for purposes of calculating the filing fee. This amount is based on the offer to purchase for not more than $20,000,000 in aggregate up to 869,565 shares of Common Stock, without par value, at the minimum tender offer price of $23.00 per share.
**	The filing fee was calculated in accordance with Rule 0-11(b) under the Securities Exchange Act of 1934, as amended, and equals $109.10 for each $1,000,000 of the value of the transaction.
☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

	Amount Previously Paid: $2,182.00	Filing Party: Isabella Bank Corporation
	Form or Registration No.: Schedule TO	Date Filed: September 2, 2021
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
	☐	third-party tender offer subject to Rule 14d-1.
	☒	issuer tender offer subject to Rule 13e-4.
	☐	going-private transaction subject to Rule 13e-3.
	☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐
If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:
	☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
	☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

INTRODUCTORY STATEMENT
This Amendment No. 1 (the “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO (this “Schedule TO”) originally filed with the Securities and Exchange Commission on September 2, 2021 by Isabella Bank Corporation (the “Corporation”) in connection with its offer to purchase for cash up to $20,000,000 of its common stock, without par value (the “shares”), at a price per share of not less than $23.00 and not more than $27.00 in cash, without interest and subject to any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase (as amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (as amended or supplemented from time to time, the “Letter of Transmittal”), which together constitute the “tender offer”.

The information in the Offer, including all schedules and annexes thereto, which was previously filed with the Schedule TO is incorporated herein by reference except that such information is hereby amended and supplemented to the extent specifically provided in this Amendment.

Item 11.Additional Information

Item 11 of the Schedule TO is hereby amended and supplemented by adding the following:

On October 6, 2021, the Corporation issued a letter to its shareholders reminding them of the Offer and Expiration Time. A copy of the letter is filed as Exhibit (a)(1)(vii) to this Schedule TO and is incorporated herein by reference.

Item 12.Exhibits

Exhibit No.	Description
(a)(1)(i)*	Offer to Purchase, dated September 1, 2021
(a)(1)(ii)*	Form of Letter of Transmittal
a)(1)(iii)*	Notice of Guaranteed Delivery
(a)(1)(iv)*	Letter to brokers, dealers, commercial banks, trust companies and other nominees, dated September 1, 2021
(a)(1)(v)*	Letter to clients for use by brokers, dealers, commercial banks, trust companies and other nominees, dated September 1, 2021
(a)(1)(vi)*	Letter to shareholders from Chief Executive Officer of the Corporation, dated September 7, 2021
(a)(1)(vii)**	Letter to shareholders from Chief Executive Officer of the Corporation, dated October 6, 2021
(a)(2)	None
(a)(3)	Not applicable
(a)(4)	Not applicable
(a)(5)(i)*	Press release announcing the Tender Offer, dated September 1, 2021
(b)	None
(c)	None
(d)(1)
Isabella Bank Corporation and Related Companies Deferred Compensation Plan for Directors (incorporated by reference to Exhibit 10.1 to Form 8-K filed with the Securities and Exchange Commission on March 13, 2019)

(d)(2)	Isabella Bank Corporation Restricted Stock Plan (incorporated by reference to Exhibit 10.1 to Form 8-K filed with the Securities and Exchange Commission on June 26, 2020)
(d)(3)
Isabella Bank Corporation Stockholder Dividend Reinvestment and Employee Stock Purchase Plan (incorporated by reference to Exhibit 10.1 to a Registration Statement on Form S-3, Registration No. 333-249855)

(g)	None
(h)	None

*	Previously filed with Schedule TO on September 2, 2021
**	Filed herewith

SIGNATURES
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:	October 6, 2021	ISABELLA BANK CORPORATION

		By:	/s/ Jae A. Evans
		Name:	Jae A. Evans
		Title:	Chief Executive Officer